UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

O’CHARLEY’S INC.

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

FRED MERGER SUB INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$211,261,765.75	$24,211

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 19,867,664 shares of common stock, no par value per share, of O’Charley’s Inc. (“O’Charley’s”) outstanding multiplied by the offer price of $9.85 per share and (ii) 1,580,231 shares of common stock, no par value per share, of O’Charley’s, which were subject to issuance pursuant to the exercise of outstanding options, multiplied by the offer price of $9.85 per share. The calculation of the filing fee is based on O’Charley’s representation of its capitalization as of February 20, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,211	Filing Party: Fidelity National Financial, Inc.
Form of Registration No.: Schedule TO	Date Filed: February 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2012 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 28, 2012 (“Amendment No. 1”) and Amendment No. 2 filed on March 23, 2012 (“Amendment No. 2”), and is filed by (i) Fred Merger Sub Inc., a Tennessee corporation (the “Purchaser”), and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), (ii) Fidelity National Special Opportunities, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and (iii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, no par value per share (the “Shares”), of O’Charley’s Inc., a Tennessee corporation (“O’Charley’s”), at a purchase price of $9.85 per Share (the “Offer Price”) net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase), as amended by Amendment No. 1, Amendment No. 2 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by O’Charley’s on February 27, 2012, as amended, contain important information about the Offer, all of which should be read carefully by O’Charley’s shareholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 5, 2012, among Parent, Purchaser, and O’Charley’s.

Documentation relating to the Offer has been mailed to O’Charley’s shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 99 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (866) 785-7395.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1 and Amendment No. 2), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, April 2, 2012. The Depositary has advised that, as of the expiration time, an aggregate of approximately 17,638,620 Shares (excluding approximately 1,248,704 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 74.87% of the total Shares on a fully-diluted basis (as defined in the Merger Agreement). Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase by the Purchaser. The Purchaser will promptly pay for such Shares in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of O’Charley’s. Accordingly, Parent intends to effect a “short-form merger” under Tennessee law after exercising the Top-Up Option and, as a result, O’Charley’s will become an indirect, wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by O’Charley’s, Parent, the Purchaser or any wholly-owned subsidiary of O’Charley’s or Parent, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $9.85 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.

On Tuesday, April 3, 2012, Parent issued a press release announcing the completion of the Offer. The full text of this press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information incorporated by reference into Item 4 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 4.

Item 8. Interest in Securities of the Subject Company.

The information incorporated by reference into Item 8 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 8.

Item 11. Additional Information.

The information incorporated by reference into Item 11 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 11.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Fidelity National Financial, Inc. on April 3, 2012 (announcing final results of the tender offer).

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel
and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FRED MERGER SUB INC.

By:	/s/ Goodloe M. Partee
Name:	Goodloe M. Partee
Title:	Secretary

Dated: April 3, 2012

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 27, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on February 6, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on February 6, 2012).*

(a)(5)(B)	Form of Summary Advertisement as published on February 27, 2012 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by Fidelity National Financial, Inc. on February 27, 2012 (announcing commencement of tender offer).*

(a)(5)(D)	Press Release issued by Fidelity National Financial, Inc. on February 27, 2012 (announcing early termination of HSR waiting period).*

(a)(5)(E)	Press Release issued by Fidelity National Financial, Inc. on April 3, 2012 (announcing final results of the tender offer).**

(b)(1)	Amendment and Restatement Agreement dated as of March 5, 2010 to the Credit Agreement among Fidelity National Financial, Inc., Bank of America, N.A., and certain agents and other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on March 10, 2010).*

(b)(2)	Commitment Increase Agreement, dated as of March 5, 2010, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on March 10, 2010).*

(d)(1)	Agreement and Plan of Merger, dated as of February 5, 2012, by and among Fidelity National Financial, Inc., Fred Merger Sub Inc., and O’Charley’s Inc.*

(d)(2)	Tender and Support Agreement, dated as of February 5, 2012, by and among Fidelity National Financial, Inc., Fred Merger Sub Inc., and each of the shareholders of O’Charley’s Inc. listed on Schedule A thereto (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by O’Charley’s Inc. on February 6, 2012).*

(d)(3)	Confidentiality Agreement, dated as of November 23, 2011, by and between Fidelity National Financial, Inc., American Blue Ribbon Holdings, LLC, and O’Charley’s Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

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